FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 17, 2005 (“T-Mobile Introduces New BlackBerry in the United Kingdom")	Page No 3

Document 1

February 17, 2005

FOR IMMEDIATE RELEASE

T-Mobile Introduces New BlackBerry Devices in the United Kingdom

Waterloo, ON – T-Mobile and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced an expanded offering of BlackBerry® products in the United Kingdom with the launch of the BlackBerry 7100t™ and BlackBerry 7290™ from T-Mobile.

The new BlackBerry models give customers the opportunity to work seamlessly while out of the office and on the move, across the globe. The BlackBerry 7100t and BlackBerry 7290 are optimized for simple and intuitive mobile access and suit the needs of both enterprise customers and individual users.

Both devices incorporate the popular features of the BlackBerry platform including integrated support for push-based email, phone, text messaging, organizer, Internet and intranet applications.  Other new features include more memory (32 MB flash, 4 MB SRAM), support for enhanced attachment viewing, quad-band support for international roaming* and Bluetooth® support enabling hands-free wireless connections with a car kit or headset.

The BlackBerry 7100t and the BlackBerry 7290 feature brighter LED backlights. The high-resolution screens display crisp images with support for more than 65,000 colors while continuing to offer superior battery life for optimal wireless performance. Both devices support cradle-free wireless e-mail and PIM synchronization, integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII) and remote address look up in addition to secure, push-based wireless connectivity.**

The BlackBerry 7100t is a breakthrough mobile device, delivering the power of BlackBerry within a sleek and stylish mobile phone design. The BlackBerry 7100t incorporates RIM’s innovative SureType™ keyboard technology and delivers the power of BlackBerry with the look and feel of a typical cell phone. SureType effectively converges a wireless device keypad and a QWERTY keyboard to fit elegantly within the size of a traditional wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably.  The keyboard works in conjunction with a sophisticated software system that incorporates a large word database (approximately 35,000 words initially, plus the user’s address book), linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy.

The BlackBerry 7290 features a compact and ergonomic handheld design ideal for more intensive data use. The BlackBerry 7290 supports e-mail, phone, text messaging, organizer, Internet and intranet applications in a single handheld. The handheld also features a large QWERTY keyboard with highlighted number keys for easy dialing and typing.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

*Check with T-Mobile for roaming services.

**Certain features may require BlackBerry Enterprise Server software

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 17, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller